BRE Properties, Inc.

**Second Quarter 2004
Earnings Release and
Supplemental Financial Data**



Pinnacle Fullerton
*192 Units
Fullerton, California
Development Completed 2Q '04*

BRE Properties, Inc.
44 Montgomery Street, 36th Floor
San Francisco, CA 94104

Phone:	415.445.6530
Fax:	415.445.6505
E-mail:	ir@breproperties.com

Investor contact: Edward F. Lange, Jr.
EVP and Chief Financial Officer
415.445.6559

Media contact: Thomas E. Mierzwinski
VP, Corporate Communications
415.445.6525



BRE Properties, Inc.
Second Quarter 2004
Earnings Release and
Supplemental Financial Data



_____

BRE PROPERTIES REPORTS SECOND QUARTER 2004 RESULTS; FFO $0.57 PER SHARE FOR THE QUARTER

_____

SAN FRANCISCO (July 15, 2004) – **BRE PROPERTIES, INC., (NYSE:BRE)** today reported operating results for the quarter ended June 30, 2004.

Funds from operations (FFO), the generally accepted measure of operating performance for real estate investment trusts, totaled $29.3 million, or $0.57 per diluted share, during second quarter 2004 as compared with $27.7 million, or $0.58 per diluted share for the quarter ended June 30, 2003. (A reconciliation of net income available to common shareholders to FFO is provided at the end of this release.)

Net income available to common shareholders for the second quarter totaled $13.5 million, or $0.27 per diluted share, as compared with $27.3 million, or $0.59 per diluted share, for the same period 2003. Second quarter 2003 results included a net gain on sales totaling $13.5 million, or $0.29 per diluted share.

Adjusted EBITDA for the quarter totaled $49.0 million, as compared with $45.6 million in second quarter 2003. (A reconciliation of net income available to common shareholders to Adjusted EBITDA is provided at the end of this release.) For second quarter 2004, revenues totaled $75.1 million as compared with $68.1 million a year ago.

Net income available to common shareholders for the six-month period totaled $26.9 million, or $0.53 per diluted share, as compared with $52.0 million, or $1.12 per diluted share, for the same period 2003. The 2003 year-to-date results included a net gain on sales totaling $23.1 million, or $0.50 per diluted share. Adjusted EBITDA for the six-month period totaled $95.5 million, as compared with $91.7 million for the same period 2003. For the six months ended June 30, 2004, revenues totaled $147.1 million, as compared with revenues of $135.2 million for the same period 2003, excluding revenues from discontinued operations of $2.0 million.

BRE's year-over-year comparative earnings and FFO results were influenced by increased income from acquisitions completed during 2003 and first quarter 2004 and properties in the lease-up phase of development. The additional income was offset by property-level same-store performance and increased interest expense.

($ amounts in 000s)	Net Operating Income by Region Quarter Ended June 30, 2004				
Region	# Units	Gross Investment	% Investment	$ NOI	% NOI
Southern California	9,568	$1,040,048	43%	$23,672	46%
Northern California	5,644	584,102	24%	13,755	26%
Mountain/Desert	5,324	484,659	20%	8,374	16%
Pacific Northwest	3,149	324,822	13%	5,825	11%
Partnership and other	488	-	-	475	1%
Total	**24,173**	**$2,433,631**	**100%**	**$52,101**	**100%**

Acquisition activities during 2003 and first quarter 2004 increased second quarter 2004 NOI by $3.0 million as compared with second quarter 2003. Development and lease-up properties generated $1.3 million in additional NOI during the quarter as compared with second quarter 2003 levels.

Same-Store Property Results

During the second quarter and first six months of 2004, same-store net operating income (NOI) decreased 1% as compared with the same periods in 2003. (A reconciliation of net income available to common shareholders to NOI is provided at the end of this release.)

BRE defines same-store properties as stabilized apartment communities owned by the company for at least five full quarters. Of the 23,685 apartment units owned directly by BRE, same-store units totaled 20,818 for the quarter and year-to-date periods.

Year to date, overall same-store operating results were affected by a marginal increase in portfolio-wide market rent and revenue, which were offset by real estate expense growth of 5%. The year-over-year increase in expenses was driven primarily by increased repair and maintenance expense, property-level administrative costs, and the timing of property tax assessments and related rebates. The timing of certain expenses has created greater than normal expense growth in the first six months of 2004. Average market rent for second quarter 2004 increased 1% to $1,080 per unit, from $1,072 per unit in second quarter 2003. Same-store physical occupancy levels averaged 95% during second quarter 2004 and 2003. Annualized resident turnover averaged 65% year-to-date 2004 as compared with 67% during the same period last year.

On a sequential basis, same-store NOI increased 3%, attributed primarily to increased occupancy in all Southern California markets and improved market rents in Seattle. Portfolio-wide, second quarter market rent levels remained consistent with first quarter rents. Average occupancy levels increased to 95% from 94%, in line with management's expectations.

Same-Store % Growth Results Q2 2004 Compared with Q2 2003					
		% Change			
	% NOI	Revenue	Expenses	NOI	#Units
San Diego, California	22%	4%	8%	2%	3,711
L.A./Orange County, Calif.	20%	4%	4%	4%	3,863
San Francisco, California	19%	-4%	8%	-8%	3,035
Seattle, Washington	13%	1%	5%	-1%	3,149
Sacramento, California	9%	0%	3%	-1%	2,156
Phoenix, Arizona	8%	1%	7%	-3%	2,440
Salt Lake City, Utah	5%	5%	11%	2%	1,264
Denver, Colorado	4%	-4%	-6%	-2%	1,200
Total	**100%**	**1%**	**5%**	**-1%**	**20,818**

Same-Store % Growth Results
Six Months Ended June 30, 2004 Compared with 2003

		% Change			
	% NOI	Revenue	Expenses	NOI	#Units
San Diego, California	22%	2%	5%	1%	3,711
L.A./Orange County, Calif.	20%	3%	4%	3%	3,863
San Francisco, California	19%	-4%	7%	-8%	3,035
Seattle, Washington	13%	0%	5%	-2%	3,149
Sacramento, California	9%	2%	7%	-1%	2,156
Phoenix, Arizona	8%	2%	7%	-1%	2,440
Salt Lake City, Utah	5%	3%	7%	2%	1,264
Denver, Colorado	4%	-4%	-4%	-4%	1,200
Total	**100%**	**1%**	**5%**	**-1%**	**20,818**

Same-Store Average Occupancy and Turnover Rates

	Physical Occupancy			Turnover Ratio	
	Q2 2004	Q1 2004	Q2 2003	YTD 2004	YTD 2003
San Diego, California	95%	95%	95%	67%	66%
L.A./Orange County, Calif.	96%	94%	96%	60%	54%
San Francisco, California	95%	94%	95%	60%	69%
Seattle, Washington	96%	95%	94%	59%	62%
Sacramento, California	94%	93%	95%	77%	86%
Phoenix, Arizona	95%	96%	92%	70%	68%
Salt Lake City, Utah	95%	95%	92%	74%	72%
Denver, Colorado	95%	94%	95%	67%	70%
Average	**95%**	**94%**	**95%**	**65%**	**67%**

Acquisition and Development Activity

During second quarter 2004, BRE delivered one community, Pinnacle at Fullerton, with 192 units located in the L.A./Orange County metro area. At the end of the quarter the community achieved stabilization, with a physical occupancy level of 95%.

In addition to Pinnacle at Fullerton, the company had two other communities in the lease-up phase during second quarter 2004, with 202 of 344 units delivered by the end of the quarter. Occupancy at the end of the second quarter for these lease-up communities was 47% of total units and 81% of delivered units.

During second quarter 2004, BRE commenced construction on three communities in Southern California: Pinnacle Bridgeport, with 188 units in Santa Clarita; Pinnacle Towngate, with 268 units in Moreno Valley; and Pinnacle Orange, with 464 units in Orange, California. The estimated completion costs associated with the new construction starts have been increased by approximately 5.5%, reflecting the finalization of construction and supply contracts and increased costs for building materials.

BRE currently has six communities with a total of 1,472 units under construction, for a total estimated investment of $284.6 million, and an estimated balance to complete totaling $166 million. Expected delivery dates for these units range from third quarter 2004 through first quarter 2007. All development communities are in Southern California. At June 30, 2004, BRE owned one parcel of land in Pasadena, California, representing 188 units of future development, for an estimated cost of $51.9 million.

At June 30, 2004, the company had entered into agreements providing options to purchase or lease five parcels of land, and was actively pursuing local development approvals. Three sites are located in Northern California, representing 1,010 units of future development and an estimated total cost of $249 million. Two sites are located in Southern California, representing 608 units of future development and an estimated cost of $190 million. Anticipated construction start dates range from the first half of 2005 to the second half of 2006.

Financial and Other Information

At June 30, 2004, BRE's combination of debt and equity resulted in a total market capitalization of approximately $3.2 billion, with a debt-to-total market capitalization ratio of 40%. BRE's outstanding debt of $1.3 billion carried a weighted average interest rate of 5.56% for the six months ended June 30, 2004. BRE's coverage ratio of Adjusted EBITDA to interest expense was 3.0 times for the quarter and year-to-date periods. The weighted average maturity for outstanding debt is five and a half years. At June 30, 2004, outstanding borrowings under the company's unsecured and secured lines of credit totaled $300 million, with a weighted average interest cost of 2.4%.

For second quarter 2004, cash dividend payments to common shareholders totaled $24.5 million or $0.4875 per share. For the six months ended June 30, 2004, cash dividend payments to common shareholders totaled $48.9 million, or $0.975 per share.

At its annual meeting on May 20, BRE announced John McMahan's decision to step down as chairman of the board of directors, and the board's election of L. Michael Foley as the company's non-executive chairman. Mr. McMahan will retain a board seat. Also at the meeting, shareholders approved an amendment to the company's Articles of Incorporation to move from a staggered board structure, with three-year terms, toward the election of all directors annually.

Earnings Outlook

As of July 11, 2004, 13 research analysts had contributed quarterly FFO estimates on BRE to First Call™, a widely referenced source of consensus earnings. Current analyst estimates of BRE's per share FFO for second quarter 2004 range from $0.54 to $0.58, for a consensus average of $0.57 per share.

For the year 2004, 14 analysts have contributed per share FFO estimates for BRE to First Call ranging from $2.20 to $2.40, for a consensus average of $2.30. Given current expectations and judgment, the company continues to believe that FFO estimates for 2004 should be maintained in a range of $2.30 to $2.40 per share. BRE believes EPS estimates for 2004 should be maintained in a range of $1.20 to $1.30 per share. FFO and EPS estimates may be subject to fluctuation as a result of several factors, including any change to underlying operating fundamentals, the timing associated with acquisition and disposition activity, the incurrence of any unusual or nonrecurring charges, and any gains or losses associated with disposition activity.

Q2 2004 Analyst Conference Call

The company will hold a conference call on Friday, July 16 at 8:30 a.m. PDT/11:30 a.m. EDT to review these results. The dial-in number to participate in the U.S and Canada is 888.290.1473; the international number is 706.679.8398. Mention Conference ID#8260297. A telephone replay of the call will be available April 15 through April 22, 2004 at 800.642.1687, 706.645.9291 international, using the same conference ID#. A link to the live conference call webcast will be available on the Home page of the company's website—www.breproperties.com. An online playback of the webcast will be available for 30 days following the call.

About BRE Properties

BRE Properties—a real estate investment trust—develops, acquires and manages apartment communities convenient to its Residents' work, shopping, entertainment and transit in supply-constrained Western U.S. markets. BRE directly owns and operates 85 apartment communities totaling 23,685 units in California, Arizona, Washington, Utah and Colorado. The company currently has seven other properties in various stages of development and construction, totaling 1,660 units, and joint venture interests in two additional apartment communities, totaling 488 units.

BRE Properties, Inc.
Financial and Operating Highlights
Second Quarter 2004

(Unaudited; in thousands, except per share, ratio and community data)

OPERATING INFORMATION	Quarter Ended June 30,		Six months ended June 30,	
	2004	2003	2004	2003
Total revenues [1]	$75,145	$68,064	$147,070	$135,169
Net income available to common shareholders	**$13,479**	**$27,349**	**$26,943**	**$51,966**
Per share-diluted	**$0.27**	**$0.59**	**$0.53**	**$1.12**
Funds from Operations [2]	**$29,266**	**$27,684**	**$57,990**	**$56,673**
FFO per share-diluted	**$0.57**	**$0.58**	**$1.13**	**$1.19**
Adjusted funds from Operations	$25,043	$25,122	$51,758	$51,563
AFFO per share-diluted	$0.49	$0.53	$1.01	$1.09
Dividends per share	$0.4875	$0.4875	$0.975	$0.975
Adjusted EBITDA [2]	$48,980	$45,612	$95,537	$91,651
Common dividends	$24,471	$22,569	$48,919	$45,017
Preferred dividends	$3,203	$2,657	$5,386	$5,314
Interest expense	$16,591	$15,306	$32,267	$29,747
Interest coverage ratio [3]	3.0	3.0	3.0	3.1
Fixed charge coverage ratio [4]	2.5	2.5	2.5	2.6
Same-store revenue increase/decrease	**1%**	**-4%**	**1%**	**-5%**
Same-store expense increase/decrease	**5%**	**-1%**	**5%**	**0%**
Same-store NOI increase/decrease	**-1%**	**-5%**	**-1%**	**-7%**
Operating margins	**69%**	**71%**	**69%**	**71%**

CAPITALIZATION DATA			6/30/04	6/30/03
Net real estate investments			$2,281,578	$2,023,938
Total assets, gross			$2,603,709	$2,287,070
Total debt			$1,279,191	$1,126,670
Minority interest			$33,798	$44,734
Preferred stock			$175,000	$128,750
Total shareholders' equity			$985,019	$866,293
Common shares and units outstanding			51,151	47,425
Share price, end of period			$34.75	$33.20
Total market capitalization			$3,231,688	$2,829,930
Total book capitalization			$2,298,008	$2,037,697
Debt to total market capitalization			40%	40%
Debt to total book capitalization			56%	55%
Debt to total assets, gross			49%	49%
Secured debt to total assets			12%	11%

COMMUNITY INFORMATION - JUNE 30, 2004	Communities	Units
Operating communities:		
Directly owned	85	23,685
Joint ventures	2	488
Communities under development:		
Construction in progress	6	1,472
Land under development	1	188

(1) Revenues reported exclude results from discontinued operations.

(2) Please refer to Exhibit C for definitions and reconciliations of all non-GAAP financial measures presented in this supplemental package.

(3) Represents ratio of Adjusted EBITDA to interest expense.

(4) Represents ratio of Adjusted EBITDA to interest expense and preferred stock dividends.

BRE Properties, Inc.
Consolidated Balance Sheets
Second Quarter 2004

(Unaudited, dollar amounts in thousands except per share data)

ASSETS	June 30, 2004	June 30, 2003
Real estate portfolio:		
Direct investments in real estate:		
Investments in rental properties	$2,433,631	$2,151,237
Construction in progress	93,649	59,736
Less: accumulated depreciation	(268,194)	(213,733)
	2,259,086	1,997,240
Equity interests in and advances to real estate joint ventures:		
Investments in rental properties	10,325	10,557
Land under development	12,167	16,141
Total real estate portfolio	**2,281,578**	**2,023,938**
Cash	6,374	99
Other assets	47,563	49,300
TOTAL ASSETS	**$2,335,515**	**$2,073,337**

LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Unsecured senior notes	848,456	$764,474
Unsecured line of credit	160,000	125,000
Secured line of credit	140,000	100,000
Mortgage loans	130,735	137,196
Accounts payable and accrued expenses	37,507	35,640
Total liabilities	1,316,698	1,162,310
Minority interests	33,798	44,734
Shareholders' equity:		
Preferred Stock, $0.01 par value; 10,000,000 shares authorized:		
2,150,000 shares 8.50% Series A cumulative redeemable, $25 liquidation preference, issued and outstanding at June 30, 2003	-	53,750
3,000,000 shares 8.08% Series B cumulative redeemable, $25 liquidation preference, issued and outstanding	75,000	75,000
4,000,000 shares 6.75% Series C cumulative redeemable, $25 liquidation preference, issued and outstanding at June 30, 2004	100,000	-
Common stock, $0.01 par value, 100,000,000 shares authorized. Shares issued and outstanding: 50,178,878 and 46,234,055 at June 30, 2004 and 2003, respectively.	502	462
Additional paid-in capital	809,517	737,081
Total shareholders' equity	985,019	866,293
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$2,335,515**	**$2,073,337**

BRE Properties, Inc.
Consolidated Statements of Income
Quarters and Six Months Ended June 30, 2004 and 2003

(Unaudited, dollar and share amounts in thousands)

	Quarter ended 6/30/04	Quarter ended 6/30/03	Six months ended 6/30/04	Six months ended 6/30/03
REVENUE				
Rental income	$71,254	$64,692	$139,478	$128,196
Ancillary income	3,416	2,984	6,645	5,841
Partnership and other income	475	388	947	1,132
Total revenue	**75,145**	**68,064**	**147,070**	**135,169**
EXPENSES				
Real estate expenses	23,044	19,764	45,190	39,160
Depreciation	15,094	12,981	29,610	25,811
Interest expense	16,591	15,306	32,267	29,747
General and administrative	3,121	2,917	6,343	5,600
Total expenses	**57,850**	**50,968**	**113,410**	**100,318**
Income before minority interests in consolidated subsidiaries and discontinued operations	**17,295**	**17,096**	**33,660**	**34,851**
Minority interests	613	830	1,331	1,654
Income from continuing operations	**16,682**	**16,266**	**32,329**	**33,197**
Discontinued operations:				
Net gain on sales	-	13,511	-	23,147
Discontinued operations, net [1]	-	229	-	936
Total discontinued operations	-	13,740	-	24,083
NET INCOME	**$16,682**	**$30,006**	**$32,329**	**$57,280**
Dividends attributable to preferred stock	3,203	2,657	5,386	5,314
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	**$13,479**	**$27,349**	**$26,943**	**$51,966**
Net income per common share - *basic*	$0.27	$0.59	$0.54	$1.13
Net income per common share - *assuming dilution*	$0.27	$0.59	$0.53	$1.12
Weighted average shares outstanding - *basic* [2]	50,130	46,100	50,095	46,025
Weighted average shares outstanding - *assuming dilution* [2]	50,560	46,460	50,530	46,315

(1) Details of net earnings from discontinued operations. Quarter ended June 30, 2003 includes results from one community sold during second quarter 2003. Six months ended June 30, 2003 includes results from the two communities sold during first quarter 2003 and one community sold during second quarter 2003.

	Quarter ended 6/30/04	Quarter ended 6/30/03	Six months ended 6/30/04	Six months ended 6/30/03
Rental and ancillary income	$ -	$ 245	$ -	$ 1,984
Real estate expenses	-	(16)	-	(742)
Depreciation	-	-	-	(306)
Interest expense	-	-	-	-
Income from discontinued operations, net	$ -	$ 229	$ -	$ 936

(2) See analysis of weighted average shares and ending shares at page 17.

BRE Properties, Inc.

Consolidated Balance Sheets-Past Five Quarters

(Unaudited, dollar amounts in thousands except per share data)

ASSETS	June 30, 2004	Mar. 31, 2004	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003
Real estate portfolio:					
Direct investments in real estate:					
Investments in rental properties	$2,433,631	$2,371,122	$2,281,048	$2,229,878	$2,151,237
Construction in progress	93,649	95,325	100,870	79,665	59,736
Less: accumulated depreciation	(268,194)	(253,699)	(239,810)	(226,543)	(213,733)
	2,259,086	2,212,748	2,142,108	2,083,000	1,997,240
Equity interests in real estate joint ventures:					
Investments in rental properties	10,325	10,338	10,391	10,499	10,557
Land under development	12,167	48,551	28,404	23,308	16,141
Total real estate portfolio	**2,281,578**	**2,271,637**	**2,180,903**	**2,116,807**	**2,023,938**
Cash	6,374	25	1,105	3,746	99
Other assets	47,563	47,990	45,957	45,763	49,300
TOTAL ASSETS	**$ 2,335,515**	**$ 2,319,652**	**$ 2,227,965**	**$ 2,166,316**	**$ 2,073,337**

LIABILITIES AND SHAREHOLDERS' EQUITY					
Liabilities:					
Unsecured senior notes	$848,456	$848,763	$763,915	$764,205	$764,474
Unsecured line of credit	160,000	135,000	196,000	143,000	125,000
Secured line of credit	140,000	140,000	100,000	100,000	100,000
Mortgage loans	130,735	131,782	132,414	133,255	137,196
Accounts payable and accrued expenses	37,507	30,162	36,233	31,007	35,640
Total liabilities	1,316,698	1,285,707	1,228,562	1,171,467	1,162,310
Minority interests	33,798	38,862	38,859	43,539	44,734
Shareholders' equity:					
Preferred stock	175,000	175,000	128,750	128,750	128,750
Common stock	502	501	500	493	462
Additional paid-in capital	809,517	819,582	831,294	822,067	737,081
Total shareholders' equity	985,019	995,083	960,544	951,310	866,293
TOTAL LIABILITIES AND EQUITY	**$2,335,515**	**$2,319,652**	**$2,227,965**	**$2,166,316**	**$2,073,337**

BRE Properties, Inc.
Consolidated Statements of Income
Past Five Quarters

(Unaudited, dollar amounts in thousands)

REVENUE	June 30, 2004	Mar. 31, 2004	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003
Rental income	$71,254	$68,223	$66,323	$66,140	$64,692
Ancillary income	3,416	3,230	3,185	3,114	2,984
Partnership and other income	475	472	685	527	388
Total revenue	**75,145**	**71,925**	**70,193**	**69,781**	**68,064**
EXPENSES					
Real estate expenses	23,044	22,146	21,914	21,799	19,764
Depreciation	15,094	14,516	13,854	13,381	12,981
Interest expense	16,591	15,677	14,975	14,895	15,306
General and administrative	3,121	3,221	2,262	2,201	2,917
Other expenses	-	-	-	7,305	-
Total expenses	**57,850**	**55,560**	**53,005**	**59,581**	**50,968**
Income before minority interests in consolidated subsidiaries and discontinued operations	**17,295**	**16,365**	**17,188**	**10,200**	**17,096**
Minority interests	613	718	719	823	830
Income from continuing operations	**16,682**	**15,647**	**16,469**	**9,377**	**16,266**
Discontinued operations:					
Net gain on sales	-	-	-	-	13,511
Discontinued operations, net [1]	-	-	-	-	229
Total discontinued operations	-	-	-	-	13,740
NET INCOME	**$ 16,682**	**$ 15,647**	**$ 16,469**	**$ 9,377**	**$ 30,006**
Redemption related preferred stock issuance costs	-	-	2,166	-	-
Dividends attributable to preferred stock	3,203	2,183	2,657	2,657	2,657
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	**$13,479**	**$13,464**	**$11,646**	**$6,720**	**$27,349**
Net income per common share -*basic*	$0.27	$0.27	$0.23	$0.14	$0.59
Net income per common share -*diluted*	$0.27	$0.27	$0.23	$0.14	$0.59
Weighted average shares outstanding - *basic*	50,130	50,065	49,815	46,565	46,100
Weighted average shares outstanding - *assuming dilution*	50,560	50,500	50,270	47,040	46,460

(1) Details of earnings from discontinued operations, net:	Jun. 30, 2004	Mar. 31, 2004	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003
Rental and ancillary income	$ -	$ -	$ -	$ -	$ 245
Real estate expenses	-	-	-	-	(16)
Depreciation	-	-	-	-	-
Interest expense	-	-	-	-	-
Income from discontinued operations, net	$ -	$ -	$ -	$ -	$ 229

BRE Properties, Inc.

Reconciliation of Funds from Operations (FFO) and Continuing and Discontinued Operations

(In thousands, except per share, unit and per unit data)

CALCULATION OF FFO	June 30, 2004	Mar. 31, 2004	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$13,479	$13,464	$11,646	$6,720	$27,349
Add back/ exclude:					
Depreciation from continuing operations	15,094	14,516	13,854	13,381	12,981
Depreciation from discontinued operations	-	-	-	-	-
Minority interests	613	718	719	823	830
Depreciation from unconsolidated entities	219	270	236	282	285
Net (gain) on investments (including discontinued operations)	-	-	-	-	(13,511)
Less: Minority interests not convertible into common shares	(139)	(244)	(244)	(243)	(250)
FUNDS FROM OPERATIONS, AS DEFINED [1]	$29,266	$28,724	$26,211	$20,963	$27,684
Other expenses [2]	-	-	-	7,305	-
FUNDS FROM OPERATIONS, EXCLUDING OTHER EXPENSES[2]	$29,266	$28,724	$26,211	$28,268	$27,684
Capital expenditures [3]	4,223	2,009	2,703	2,577	2,562
ADJUSTED FUNDS FROM OPERATIONS, EXCLUDING OTHER EXPENSES[2], [4]	$25,043	$26,715	$23,508	$25,691	$25,122
Weighted average shares and equivalents outstanding - assuming dilution	51,530	51,470	51,300	48,220	47,650
PER SHARE INFORMATION - *ASSUMING DILUTION*:					
Funds from operations - *as defined*	$0.57	$0.56	$0.51	$0.43	$0.58
Funds from operations - *excluding other expenses*	$0.57	$0.56	$0.51	$0.59	$0.58
Adjusted funds from operations -*as defined*	$0.49	$0.52	$0.46	$0.38	$0.53
Adjusted funds from operations - *excluding other expenses*	$0.49	$0.52	$0.46	$0.53	$0.53
Average apartment units in period	23,556	23,211	22,767	21,997	21,893
Capital expenditures per apartment unit in period	$179	$87	$119	$117	$117
Capital expenditures per apartment unit-trailing four quarters	$502	$440	$468	$440	$430

(1) Funds From Operations (FFO) is calculated in accordance with the White Paper adopted by the National Association of Real Estate Investment Trusts in October 1999 (as amended in April 2002). See Exhibit C for further definition.

(2) Represents total settlement charges, including legal fees, related to Pinnacle at MacArthur joint venture dispute and class action application fee suit. Both cases were settled during third quarter 2003; we retained full ownership of Pinnacle at MacArthur. We present FFO excluding the settlement expenses due to the atypical nature of the charges.

(3) Represents capital expenditures, excluding rehabilitation costs and development advances. The company expenses certain improvements related to the operation of apartment communities, including carpets, window coverings and appliance replacements.

(4) Represents funds from operations less capital expenditures. See Exhibit C for further definition.

RECONCILIATION OF CONTINUING AND DISCONTINUED OPERATIONS	June 30, 2004	Mar. 31, 2004	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003
Revenues from continuing operations	$75,145	$71,925	$70,193	$69,781	$68,064
Revenues from discontinued operations	-	-	-	-	245
Total Revenues	$75,145	$71,925	$70,193	$69,781	$68,309
Real estate expenses-continuing operations	$23,044	$22,146	$21,914	$21,799	$19,764
Real estate expenses-discontinued operations	-	-	-	-	16
Total Real Estate Expenses	$23,044	$22,146	$21,914	$21,799	$19,780
Total Net Operating Income	$52,101	$49,779	$48,279	$47,982	$48,529
Depreciation from continuing operations	$15,094	$14,516	$13,854	$13,381	$12,981
Depreciation from discontinued operations	-	-	-	-	-
Total Depreciation	$15,094	$14,516	$13,854	$13,381	$12,981
Reported interest expense	$16,591	$15,677	$14,975	$14,895	$15,306
Interest expense - discontinued operations	-	-	-	-	-
Total Interest Expense	$16,591	$15,677	$14,975	$14,895	$15,306

BRE Properties, Inc.
"Same-Store" Markets Summary
For the Quarters ended June 30, 2004 and 2003

(Dollar amounts in thousands)

California	No. of Units	Revenues Q2 2004	Revenues Q2 2003	% Change	Expenses Q2 2004	Expenses Q2 2003	% Change
San Diego	3,711	$13,837	$13,365	4%	$3,710	$3,447	8%
L.A./Orange County	3,863	13,139	12,670	4%	3,983	3,831	4%
San Francisco	3,035	11,751	12,210	-4%	3,229	2,978	8%
Sacramento	2,156	6,196	6,177	0%	2,036	1,970	3%
Pacific Northwest							
Seattle	3,149	8,914	8,829	1%	3,089	2,955	5%
Mountain/Desert Markets							
Phoenix	2,440	5,756	5,713	1%	2,106	1,965	7%
Salt Lake City	1,264	2,899	2,773	5%	899	811	11%
Denver	1,200	2,883	2,989	-4%	918	975	-6%
Total Same-Store [1]	**20,818**	**$65,375**	**$64,726**	**1%**	**$19,970**	**$18,932**	**5%**

California	No. of Units	Net Operating Income Q2 2004	Net Operating Income Q2 2003	% Change	% of Total
San Diego	3,711	$10,127	$9,918	2%	22%
L.A./Orange County	3,863	9,156	8,839	4%	20%
San Francisco	3,035	8,522	9,232	-8%	19%
Sacramento	2,156	4,160	4,207	-1%	9%
Pacific Northwest					
Seattle	3,149	5,825	5,874	-1%	13%
Mountain/Desert Markets					
Phoenix	2,440	3,650	3,748	-3%	8%
Salt Lake City	1,264	2,000	1,962	2%	5%
Denver	1,200	1,965	2,014	-2%	4%
Total Same-Store [1]	**20,818**	**$45,405**	**$45,794**	**-1%**	**100%**

"Non Same-Store" Summary	No. of units	Net Operating Income Q2 2004	Net Operating Income Q2 2003
Acquired properties [2]	1,550	$2,999	-
Development properties [3]	864	2,149	811
Rehabilitation properties [4]	453	1,073	1,307
Joint venture and other real estate income [5]	488	264	235
Discontinued operations [6]	n/a	-	229
Other income	n/a	211	153
Total Non Same-Store	**3,355**	**$6,696**	**$2,735**
Total All Units / NOI	**24,173**	**$52,101**	**$48,529**

(1) Consists of stabilized properties owned by BRE for at least five full quarters, starting April 1, 2003.

(2) Consists of NOI from properties acquired after April 1, 2003.

(3) Consists of NOI from developed properties delivered or stabilized after April 1, 2003, and 202 units delivered from ongoing development.

(4) Consists of NOI from one property which is under rehabilitation.

(5) Consists primarily of our percentage of net income derived from joint venture investments in rental properties.

(6) Consists of NOI from properties sold in the past five quarters.

BRE Properties, Inc.
"Same-Store" Markets Summary
For the Six Months ended June 30, 2004 and 2003

(Dollar amounts in thousands)

		Revenues			Expenses		
California	**No. of Units**	**YTD 2004**	**YTD 2003**	**% Change**	**YTD 2004**	**YTD 2003**	**% Change**
San Diego	3,711	$27,196	$26,662	2%	$7,353	$6,980	5%
L.A./Orange County	3,863	25,873	25,076	3%	8,007	7,692	4%
San Francisco	3,035	23,414	24,349	-4%	6,506	6,070	7%
Sacramento	2,156	12,404	12,176	2%	4,109	3,834	7%
Pacific Northwest							
Seattle	3,149	17,621	17,570	0%	6,149	5,833	5%
Mountain/Desert Markets							
Phoenix	2,440	11,508	11,323	2%	4,161	3,872	7%
Salt Lake City	1,264	5,771	5,594	3%	1,762	1,646	7%
Denver	1,200	5,665	5,902	-4%	1,796	1,865	-4%
Total Same-Store [1]	**20,818**	**$129,452**	**$128,652**	**1%**	**$39,843**	**$37,792**	**5%**

		Net Operating Income			
California	**No. of Units**	**YTD 2004**	**YTD 2003**	**% Change**	**% of Total**
San Diego	3,711	$19,843	$19,682	1%	22%
L.A./Orange County	3,863	17,866	17,384	3%	20%
San Francisco	3,035	16,908	18,279	-8%	19%
Sacramento	2,156	8,295	8,342	-1%	9%
Pacific Northwest					
Seattle	3,149	11,472	11,737	-2%	13%
Mountain/Desert Markets					
Phoenix	2,440	7,347	7,451	-1%	8%
Salt Lake City	1,264	4,009	3,948	2%	5%
Denver	1,200	3,869	4,037	-4%	4%
Total Same-Store [1]	**20,818**	**$89,609**	**$90,860**	**-1%**	**100%**

		Net Operating Income	
"Non Same-Store" Summary	**No. of units**	**YTD 2004**	**YTD 2003**
Acquired properties [2]	1,550	$5,333	-
Development properties [3]	864	3,779	1,409
Rehabilitation properties [4]	453	2,212	2,608
Joint venture and other real estate income [5]	488	429	551
Discontinued operations [6]	n/a	-	1,242
Other income	n/a	518	581
Total Non Same-Store	**3,355**	**$12,271**	**$6,391**
Total All Units / NOI	**24,173**	**$101,880**	**$97,251**

(1) Consists of stabilized properties owned by BRE for at least six full quarters, starting January 1, 2003.
(2) Consists of NOI from properties acquired after January 1, 2003.
(3) Consists of NOI from developed properties delivered or stabilized after January 1, 2003, and 202 units delivered from ongoing development.
(4) Consists of NOI from one property which is under rehabilitation.
(5) Consists primarily of our percentage of net income derived from joint venture investments in rental properties.
(6) Consists of NOI from properties sold in the past six quarters.

BRE Properties, Inc.
"Same -Store" Operating Metrics
As of June 30, 2004 and 2003

California	No. of Units	Market Rent per Unit [1] Q204	Q203	% Change	Occupancy [2] Q204	Q203	Turnover Ratio [3] 2004	2003
San Diego	3,711	$1,319	$1,245	6%	95%	95%	67%	66%
L.A./ Orange Co.	3,863	1,169	1,137	3%	96%	96%	60%	54%
San Francisco	3,035	1,354	1,379	-2%	95%	95%	60%	69%
Sacramento	2,156	992	1,015	-2%	94%	95%	77%	86%
Pacific Northwest								
Seattle	3,149	953	966	-1%	96%	94%	59%	62%
Mountain/Desert Markets								
Phoenix	2,440	783	782	0%	95%	92%	70%	68%
Salt Lake City	1,264	760	775	-2%	95%	92%	74%	72%
Denver	1,200	792	838	-6%	95%	95%	67%	70%
Total/Average Same Store [4]	**20,818**	**$1,080**	**$1,072**	**1%**	**95%**	**95%**	**65%**	**67%**

(1) Represents, by region, weighted average market level rents for the period.

(2) Represents average physical occupancy for the quarter. Excludes properties in lease-up.

(3) Represents the annualized number of units turned over for the period, divided by the number of units in the region.

(4) Consists of stabilized properties directly owned by BRE for at least five full quarters, starting April 1, 2003.

"Non Same-Store" Operating Metrics

Acquisition, Development, Rehabilitation,
and Joint Venture Communities - Q204 [5]

California	Number of Units ACQ	DEV	REHAB	JV	Total	Market Rent/Unit	Average Occupancy
San Francisco	-	-	453	-	453	$1,353	90%
L.A./ Orange Co.	1,550	444	-	-	1,994	1,206	92%
Sacramento	-	-	-	236	236	1,092	96%
Mountain/Desert Markets							
Phoenix	-	-	-	252	252	790	96%
Denver	-	420	-	-	420	835	95%
Total/Average Non-Same Store	**1,550**	**864**	**453**	**488**	**3,355**	**$1,140**	**92%**
Total/Average Portfolio					**24,173**	**$1,088**	**95%**

(5) Consists of communities acquired and development properties delivered or stablilized after April 1, 2003, one community
currently under rehabilitation, and two communities that have been delivered and contributed to JV arrangements.

BRE Properties, Inc.
Debt Structure and Share Analysis as of June 30, 2004
(Dollar and share amounts in thousands)

			For the six months ended June 30, 2004		
FIXED RATE	**Balance Outstanding June 30, 2004**	**Average Life**	**Weighted Average Int. Rate**	**Percentage Total Debt**	**Percentage Gross Assets**
Unsecured	$830,000	6.5 years	6.69%	64.9%	31.9%
Secured	75,190	5.1 years	7.75%	5.9%	2.9%
Total fixed rate debt	**$905,190**	**5.8 years**	**6.78%**	**70.8%**	**34.8%**
VARIABLE RATE DEBT					
Unsecured Line of credit [1]	$160,000	1.8 years	2.63%	12.5%	6.1%
Secured Line of credit	140,000	3.9 years	2.14%	10.9%	5.4%
Debt subject to floating rate swaps [2]	50,711	1.5 years	3.91%	4.0%	1.9%
Secured tax-exempt mortgages	23,290	4.0 years	2.58%	1.8%	0.9%
Total variable rate debt	**$374,001**	**2.7 years**	**2.62%**	**29.2%**	**14.3%**
TOTAL DEBT	**$1,279,191**	**5.3 years**	**5.56%**	**100.0%**	**49.1%**

Ratio of debt to total market capitalization	40%		**SENIOR UNSECURED DEBT RATINGS**		
Interest expense coverage - YTD	3.0 x		Moody's	Baa2	(stable)
			Standard & Poor's	BBB	(stable)
			Fitch	BBB	(stable)
Fixed charge coverage - YTD [3]	2.5 x				

SCHEDULED PRINCIPAL PAYMENTS

	Unsecured	Secured	Total
2004	$0	$1,153	$1,153
2005	18,456	$33,065	51,521
2006 [4]	160,000	$14,056	174,056
2007	200,000	$13,113	213,113
2008 [5]	-	$160,647	160,647
2009	200,000	$17,426	217,426
2010	-	$31,275	31,275
2011	250,000	-	250,000
Thereafter	180,000	-	180,000
Total	$1,008,456	$270,735	$1,279,191

SUMMARY OF COMMON SHARES

Weighted Average	Qtr. Ended 6/30/2004	Qtr. Ended 6/30/2003
Weighted average shares outstanding [6]	50,130	46,100
Weighted average OP units	970	1,190
Dilutive effect of stock options	430	360
Diluted shares - FFO [7]	51,530	47,650
Less: Anti-dilutive OP Units [8]	(970)	(1,190)
Diluted shares - EPS [9]	50,560	46,460

Weighted Average	YTD 6/30/2004	YTD 6/30/2003
Weighted average shares outstanding [6]	50,095	46,025
Weighted average OP units	970	1,195
Dilutive effect of stock options	435	290
Diluted shares - FFO [7]	51,500	47,510
Less: Anti-dilutive OP Units [8]	(970)	(1,195)
Diluted shares - EPS [9]	50,530	46,315

CAPITALIZED INTEREST

	Qtr. Ended 6/30/2004	Qtr. Ended 6/30/2003
Interest capitalized	$1,504	$2,094

	YTD 6/30/2004	YTD 6/30/2003
Interest capitalized	$3,370	$5,176

Ending	As of 6/30/2004	As of 6/30/2003
Shares outstanding at end of period	50,178	46,234
OP units at end of period	973	1,191
Dilutive effect of stock options	430	360
Total	51,581	47,785

(1) We have a revolving Line of credit providing up to $350 million currently priced at LIBOR plus 70 bp, maturing in April 2006.
(2) We have four interest rate swap agreements with a notional amount aggregating $49.5 million that are used to assume a floating rate of interest on a portion of our fixed rate debt, maturing in 2005.
(3) Represents interest expense and preferred stock dividend payment coverage for the six months ended June 30, 2004.
(4) Includes the scheduled maturity of our unsecured line of credit. At June 30, 2004, the outstanding balance was $160 milllion.
(5) Includes the scheduled maturity of our secured line of credit. At June 30, 2004, the outstanding balance was $140 million.
(6) Represents denominator for shares in the calculation of basic earnings per share.
(7) Represents denominator for shares in the calculation of diluted FFO per share.
(8) Under FAS 128, common share equivalents deemed to be anti-dilutive are excluded from the diluted earnings per share calculations.
(9) Represents denominator for shares in the calculation of diluted EPS.

BRE Properties, Inc.
Development Communities and Land Held for Development
June 30, 2004

(Dollar amounts in millions)

COMMUNITIES	Number of Units	Cost Incurred	Estimated Cost	Balance to Complete	Delivered Units	Estimated Completion [1]
DIRECTLY OWNED CONSTRUCTION						
Pinnacle Westridge						
Valencia, CA	234	$ 40.4	$ 43.3	$ 2.9	140	3Q/2004
Pinnacle at Talega II						
San Clemente, CA	110	19.8	20.7	0.9	62	3Q/2004
Pinnacle at Chino Hills						
Chino Hills, CA	208	16.5	38.6	22.1	-	4Q/2005
Pinnacle Bridgeport						
Santa Clarita, CA	188	15.1	40.5	25.4	-	3Q/2006
Pinnacle Towngate						
Moreno Valley, CA	268	7.6	39.1	31.5	-	3Q/2006
Pinnacle Orange						
Orange, CA	464	19.2	102.4	83.2	-	1Q/2007
Total CIP	1,472	$ 118.6 [2]	$ 284.6	$ 166.0	202	

LAND UNDER DEVELOPMENT [3]	Number of Units	Cost Incurred	Estimated Cost	Estimated Const. Start
Pinnacle Pasadena				
Pasadena, CA	188	$ 12.2	$ 51.9	4Q/2004

LAND UNDER CONTRACT [4]	Number of Units	Cost Incurred [5]	Estimated Cost [6]	Estimated Const. Start
L.A./Orange County	320	$ 0.3	$ 77.2	1H/2006
L.A./Orange County	288	1.2	112.5	2H/2005
San Francisco Bay Area	224	1.5	59.7	1H/2005
San Francisco Bay Area	408	0.5	92.4	2H/2006
San Francisco Bay Area	378	0.9	96.6	1H/2006
Total	1,618	$ 4.4	$ 438.4	

(1) "Completion" is defined as our estimate of when an entire project will have a final certificate of occupancy issued and be ready for occupancy. Completion dates have been updated to reflect our current estimates of receipt of final certificates of occupancy, which are dependent on several factors, including construction delays and the inability to obtain necessary public approvals.

(2) Reflects all recorded costs incurred as of June 30, 2004, recorded on our consolidated balance sheet as "direct investments in real estate-construction in progress" and $25.0 million of costs for completed buildings located in properties listed above, reflected on our consolidated balance sheet as "direct investments in real-estate investments in rental properties."

(3) Land under development represents projects in various stages of predevelopment, development and initial construction, for which construction or supply contracts have not yet been finalized. As these contracts are finalized, projects are transferred to construction in progress on our consolidated balance sheet.

(4) Land under contract represents land parcels for which we have signed a purchase and sale agreement and commenced the entitlement process.

(5) Represents deposits, contractual costs, and entitlement expenses incurred to date, of which $775,000 is refundable.

(6) Estimated costs for properties categorized as Land under Contract are subject to change during the process of entitlement.

BRE Properties, Inc. **Exhibit A**

Sequential "Same-Store" Multifamily Markets Summary

Last five quarters

REVENUES

California	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003
San Diego	4%	-1%	0%	1%	0%
L.A./Orange County	3%	0%	-1%	1%	2%
San Francisco	1%	2%	-7%	1%	1%
Sacramento	0%	2%	-4%	3%	2%
Pacific Northwest					
Seattle	2%	1%	-3%	1%	1%
Mountain/Desert Markets					
Phoenix	0%	1%	0%	0%	2%
Salt Lake City	1%	5%	-2%	1%	-2%
Denver	4%	-1%	-5%	-3%	1%
Total Same Store	**2%**	**1%**	**-3%**	**1%**	**1%**

EXPENSES (1)

California	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003
San Diego	2%	4%	-7%	10%	-3%
L.A./Orange County	-1%	3%	-5%	8%	0%
San Francisco	-1%	-4%	3%	8%	-2%
Sacramento	-2%	4%	0%	1%	4%
Pacific Northwest					
Seattle	1%	-3%	-2%	9%	2%
Mountain/Desert Markets					
Phoenix	2%	-5%	0%	10%	3%
Salt Lake City	4%	0%	-10%	18%	-3%
Denver	5%	-12%	-10%	14%	7%
Total Same Store	**0%**	**-1%**	**-3%**	**9%**	**0%**

NET OPERATING INCOME

California	Q2 2004	Q1 2004	Q4 2003	Q3 2003	Q2 2003
San Diego	4%	-3%	2%	-1%	2%
L.A./Orange County	5%	-1%	1%	-2%	3%
San Francisco	2%	5%	-11%	-1%	2%
Sacramento	1%	1%	-6%	4%	2%
Pacific Northwest					
Seattle	3%	4%	-4%	-3%	1%
Mountain/Desert Markets					
Phoenix	-1%	5%	-1%	-6%	2%
Salt Lake City	0%	7%	2%	-6%	-1%
Denver	3%	5%	-2%	-11%	-1%
Total Same Store	**3%**	**1%**	**-3%**	**-2%**	**2%**

(1) Expenses fluctuate from quarter to quarter due to timing of repairs and maintenance, utililities and other items.

BRE Properties, Inc. **Exhibit B**

Net Asset Value calculation, Annualized Q2 2004

(Amounts in thousands, except per share data)

Overall portfolio capitalization rate: 6.50% [1]

	Calculation per Actual-Q2 '04	Adjustments	As Adjusted
Annualized revenues and expenses:			
Current rental revenues	$285,016		$285,016
Partnership and ancillary revenues [2]	14,720		14,720
Total real estate revenues	299,736		$299,736
Total real estate expenses	(92,176)		(92,176)
Annualized real estate net operating income	$207,560	$ (2,996) [3]	$204,564
Real estate asset value	**3,193,231**		**$3,147,138**
Value of other assets:			
Cash and cash equivalents	$6,374		$6,374
Construction in progress @ 1.10x cost	103,014	76,110 [3]	179,124
Land under development @1.10x cost	13,384		13,384
Receivables and other assets, tangible	34,070		34,070
Other liabilities	(37,507)		(37,507)
Total value of other assets	$119,335	$ 76,110	$195,445
Value of all assets:			
Real estate asset value	$3,193,231		$3,147,138
Value of other assets	119,335		195,445
Total asset value	$3,312,566		$3,342,583
Debt and preferred equity:			
Mortgage loans	$130,735		$130,735
Unsecured senior notes	848,456		848,456
Unsecured line of credit	160,000		160,000
Secured line of credit	140,000		140,000
Perpetual preferred stock	175,000		175,000
Total debt and preferred	$1,454,191		$1,454,191
Current equity value	**$1,858,375**		**$1,888,392**
Common shares outstanding	50,178		50,178
Operating partnership units	973		973
Dilution from stock options	430		430
Diluted shares/OP units outstanding	51,581		51,581
CURRENT NET ASSET VALUE PER SHARE	**$36.03**		**$36.61**

1 **Market cap rates**	**Current range**
San Francisco	5.75% - 6.25%
San Diego	5.50% - 6.00%
L.A. / Orange Co.	5.50% - 6.00%
Sacramento	5.75% - 6.25%
Seattle	5.75% - 6.25%
Phoenix	6.00% - 6.50%
Salt Lake City	7.25% - 7.75%
Denver	6.75% - 7.25%
Weighted average	**5.75% - 6.25%**

1 The NAV calculation uses a cap rate of 6.50%, which is 50 basis points above the mid-point of our estimated composite range. Market cap rates are based on market transactional data in each operating region, compiled internally, and are updated on a semi-annual basis.

2 Excludes other income.

3 Represents Pinnacle Fullerton, which was transferred out of CIP during the second quarter, and two other development assets partially transferred out of CIP that were in lease up during the quarter and did not generate full rental revenues for the period. Cost is added back to CIP at 1.10x of cost, and net operating income from those communities is subtracted to arrive at adjusted NOI.

Non-GAAP Financial Measure Reconciliations and Definitions

(Dollar amounts in thousands)

This document includes certain non-GAAP financial measures that management believes are helpful in understanding our business, as further described below. BRE's definition and calculation of non-GAAP financial measures may differ from those of other REITs, and may, therefore, not be comparable. The non-GAAP financial measures should not be considered an alternative to net income or any other GAAP measurement of performance and should not be considered an alternative to cash flows from operating, investing or financing activities as a measure of liquidity.

Funds from Operations (FFO)

FFO is based on NAREIT's current definition and is calculated by BRE as net income computed in accordance with GAAP, excluding gains or losses from sales of investments, plus depreciation, and after adjustments for unconsolidated joint ventures and minority interests convertible to common shares. We consider FFO to be an appropriate supplemental measure of the operating performance of an equity REIT because, by excluding gains or losses and depreciation, FFO can help one compare the operating performance of a company's real estate between periods or as compared to different companies. Below is a reconciliation of net income available to common shareholders to FFO:

	Quarter ended 6/30/04	Quarter ended 6/30/03	Year to Date 6/30/04	Year to Date 6/30/03
Net income available to common shareholders	$ 13,479	$ 27,349	$ 26,943	$ 51,966
Depreciation from continuing operations	15,094	12,981	29,610	25,811
Depreciation from discontinued operations	-	-	-	306
Minority interests	613	830	1,331	1,654
Depreciation from unconsolidated entities	219	285	489	576
Net gain on investments	-	(13,511)	-	(23,147)
Less: Minority interests not convertible to common	(139)	(250)	(383)	(493)
Funds from operations	$ 29,266	$ 27,684	$ 57,990	$ 56,673
Diluted shares outstanding - EPS [(1)]	50,560	46,460	50,530	46,315
Net income per common share - diluted	$ 0.27	$ 0.59	$ 0.53	$ 1.12
Diluted shares outstanding - FFO [(1)]	51,530	47,650	51,500	47,510
FFO per common share - diluted	$ 0.57	$ 0.58	$ 1.13	$ 1.19

Adjusted Funds from Operations (AFFO)

AFFO represents funds from operations less recurring capital expenditures. We consider AFFO to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO, it captures real estate performance by excluding gains or losses on investments and depreciation. Unlike FFO, AFFO also reflects that capital expenditures are necessary to maintain the associated real estate assets. Below is a reconciliation of net income available to common shareholders to AFFO:

	Quarter ended 6/30/04	Quarter ended 6/30/03	Year to Date 6/30/04	Year to Date 6/30/03
Net income available to common shareholders	$ 13,479	$ 27,349	$ 26,943	$ 51,966
Depreciation from continuing operations	15,094	12,981	29,610	25,811
Depreciation from discontinued operations	-	-	-	306
Minority interests	613	830	1,331	1,654
Depreciation from unconsolidated entities	219	285	489	576
Net gain on investments	-	(13,511)	-	(23,147)
Less: Minority interests not convertible to common	(139)	(250)	(383)	(493)
Less: Capital expenditures	(4,223)	(2,562)	(6,232)	(5,110)
Adjusted funds from operations	$ 25,043	$ 25,122	$ 51,758	$ 51,563
Diluted shares outstanding - EPS [(1)]	50,560	46,460	50,530	46,315
Net income per common share - diluted	$ 0.27	$ 0.59	$ 0.53	$ 1.12
Diluted shares outstanding - FFO [(1)]	51,530	47,650	51,500	47,510
AFFO per common share - diluted	$ 0.49	$ 0.53	$ 1.01	$ 1.09

(1)See analysis of weighted average shares at page 17.

Non-GAAP Financial Measure Reconciliations and Definitions

(Dollar amounts in thousands)

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) and Adjusted EBITDA

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA, excluding minority interests, gains or losses from sales of investments, redemption related preferred stock issuance costs, preferred stock dividends and other expenses. We consider EBITDA and Adjusted EBITDA to be appropriate supplemental measures of our performance because they eliminate depreciation, interest, and, with respect to Adjusted EBITDA, gains (losses) from property dispositions and other charges, which permits investors to view income from operations without the impact of noncash depreciation or the cost of debt, or with respect to Adjusted EBITDA other non-operating items. Below is a reconciliation of net income available to common shareholders to EBITDA and Adjusted EBITDA:

	Quarter ended 6/30/04	Quarter ended 6/30/03	Year to Date 6/30/04	Year to Date 6/30/03
Net income available to common shareholders	$ 13,479	$ 27,349	$ 26,943	$ 51,966
Interest	16,591	15,306	32,267	29,747
Depreciation	15,094	12,981	29,610	26,117
EBITDA	45,164	55,636	88,820	107,830
Minority interests	613	830	1,331	1,654
Net gain on sales	-	(13,511)	-	(23,147)
Dividends on preferred stock	3,203	2,657	5,386	5,314
Adjusted EBITDA	$ 48,980	$ 45,612	$ 95,537	$ 91,651

Net Operating Income (NOI)

NOI is defined as total revenues less real estate expenses (including such items as repairs and maintenance, payroll, utilities, property taxes and insurance, advertising and management fees.) We consider NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio at the property level and is used to make decisions about resource allocations and assessing regional property level performance. Below is a reconciliation of net income available to common shareholders to net operating income:

	Quarter ended 6/30/04	Quarter ended 6/30/03	Year to Date 6/30/04	Year to Date 6/30/03
Net income available to common shareholders	$ 13,479	$ 27,349	$ 26,943	$ 51,966
Interest	16,591	15,306	32,267	29,747
Depreciation	15,094	12,981	29,610	26,117
Minority interests	613	830	1,331	1,654
Net gain on sales	-	(13,511)	-	(23,147)
Dividends on preferred stock	3,203	2,657	5,386	5,314
General and administrative expense	3,121	2,917	6,343	5,600
NOI	$ 52,101	$ 48,529	$ 101,880	$ 97,251
Less Non Same-Store NOI	6,696	2,735	12,271	6,391
Same-Store NOI	$ 45,405	$ 45,794	$ 89,609	$ 90,860